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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

CNPJ/MF n.º 07.689.002/0001-89

NOTICE TO THE MARKET

Embraer S.A. (“the Company” or “Embraer”) hereby informs its shareholders and the market in general that, in this exceptional circumstance, it will not disclose its quarterly financial information for the first quarter of 2019 (“ITR for 1Q2019”) within the period established in CVM Instruction 480/09. This is due to the separation of assets and liabilities of the Commercial Aviation business and its associated services (“Commercial Aviation Unit”) for the purposes of the initial application of the required accounting treatment, following the approval of the strategic partnership with The Boeing Company in the Company’s extraordinary general meeting held on February 26, 2019 (“the Transaction”).

However, considering its commitment to transparency with its investors and the market, the Company informs that the publication of its results (earnings press release) will remain on May 15, 2019, without the effect of the separation of the Commercial Aviation Unit as a discontinued operation, along with the respective public presentation to shareholders and the market. Embraer will release the ITR for 1Q2019 revised by the external auditors as soon as it completes the separation work of the Commercial Aviation Unit.

Embraer clarifies that the consummation of the Transaction remains subject to approval by Brazilian, United States, and other applicable jurisdictional authorities, as well as the satisfaction of other usual conditions in such transactions.

São José dos Campos, May 9, 2019.

Nelson Krahenbuhl Salgado

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer